                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended September 30, 1993






                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN







                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN

                                     INDEX





                                                       PAGE NUMBER

FINANCIAL STATEMENTS:

  INDEPENDENT AUDITORS' REPORT                             1

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
    SEPTEMBER 30, 1993 AND 1992                          2 - 3

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
    FOR BENEFITS, FOR THE YEARS ENDED
    SEPTEMBER 30, 1993 AND 1992                          4 - 5

  NOTES TO FINANCIAL STATEMENTS                          6 - 11

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
    SEPTEMBER 30, 1993                                  12 - 21

  SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
    YEAR ENDED SEPTEMBER 30, 1993                         22


SIGNATURES                                                S-1


EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                           S-2

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




INDEPENDENT AUDITORS' REPORT



To the Rockwell International Corporation Savings Plan and participants:


We have audited, by fund and in total the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund and in total, the net assets available for benefits of the Plan as of September 30, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1993,and (2) transactions in excess of five percent of the current value of plan assets for the year ended September 30, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements taken as a whole.




December 13, 1993

Deloitte & Touche
Pittsburgh, Pennsylvania
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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1993

                                                                Fixed       Guaranteed       Stock          Stock
                                                Diversified     Income        Return          Fund           Fund          Loan
ASSETS                              Total           Fund         Fund          Fund            A              B            Fund
INVESTMENTS:
  Certificates of deposit     $   115,001,485                $115,001,485
  Money market funds               41,855,996  $ 35,880,988     3,103,776  $  1,086,832  $      554,534  $  1,170,437  $    59,429
  Corporate debt instruments -
    other                          60,805,711       127,844    60,677,867
  Corporate stock - common      2,412,783,036   183,446,640                               1,774,213,812   455,122,584
  Group annuity contracts         340,601,136                               340,601,136
  Loans to participants            62,116,067                                                                           62,116,067

     Total investments          3,033,163,431   219,455,472   178,783,128   341,687,968   1,774,768,346   456,293,021   62,175,496

RECEIVABLES:

  Income                            1,848,139       515,647     1,304,590         2,046          18,313         7,411          132
  Other                               522,782       522,782

     Total Receivables              2,370,921     1,038,429     1,304,590         2,046          18,313         7,411          132

TOTAL ASSETS                    3,035,534,352   220,493,901   180,087,718   341,690,014   1,774,786,659   456,300,432   62,175,628

LIABILITY - Purchases
  pending settlement                  807,991       256,426                                     511,910        39,655

NET ASSETS AVAILABLE
  FOR BENEFITS                 $3,034,726,361  $220,237,475  $180,087,718  $341,690,014  $1,774,274,749  $456,260,777  $62,175,628




See notes to financial statements.





                                            -2-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1992

                                                             Fixed       Guaranteed      Stock          Stock
                                            Diversified      Income         Return         Fund           Fund          Loan
ASSETS                           Total          Fund          Fund           Fund           A               B           Fund
INVESTMENTS:
  Certificates of deposit   $  122,000,000                $122,000,000
  Money market funds            29,881,578  $ 23,709,463       206,994  $  1,873,679  $    2,762,439  $  1,329,003
  Corporate debt
    instruments - other         51,051,159                  51,051,159
  Corporate stock - common   1,819,433,547   155,792,151                               1,322,893,769   340,747,627
  Group annuity contracts      337,405,282                               337,405,282
  Loans to participants         51,910,402                                                                          $51,910,402

      Total investments      2,411,681,968   179,501,614   173,258,153   339,278,961   1,325,656,208   342,076,630   51,910,402

RECEIVABLES:

  Income                         1,856,853       517,984     1,305,460         5,041          21,371         6,997
  Other                          1,286,505     1,286,505

      Total receivables          3,143,358     1,804,489     1,305,460         5,041          21,371         6,997

TOTAL ASSETS                 2,414,825,326   181,306,103   174,563,613   339,284,002   1,325,677,579   342,083,627   51,910,402

LIABILITY - Purchases
  pending settlement             3,555,220       281,313                                   2,375,386       898,521

NET ASSETS AVAILABLE
  FOR BENEFITS              $2,411,270,106  $181,024,790  $174,563,613  $339,284,002  $1,323,302,193  $341,185,106  $51,910,402




See notes to financial statements.




                                            -3-

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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1993

                                                                 Fixed       Guaranteed        Stock          Stock
                                                Diversified     Income        Return           Fund           Fund         Loan
                                    Total           Fund         Fund          Fund             A              B           Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR:                      $2,411,270,106  $181,024,790  $174,563,613  $339,284,002  $1,323,302,193  $341,185,106  $51,910,402
INCOME:
  Earnings from Investments:
    Dividends                       65,587,971     4,540,341                                  48,522,042    12,525,588
    Interest                        35,544,988       865,698     5,925,499    23,979,741         104,719        50,555    4,618,776
    Net appreciation (depreci-
      ation) in fair value of
      investments                  685,802,239    20,277,844        (5,107)                  528,799,880   136,729,622

      Total earnings from
         investments               786,935,198    25,683,883     5,920,392    23,979,741     577,426,641   149,305,765    4,618,776

  Contributions:
    Employer                        79,716,193                      88,999                    79,627,194
    Participants                   110,485,148    28,836,493    18,900,036    31,760,453                    30,988,166

      Total contributions          190,201,341    28,836,493    18,989,035    31,760,453      79,627,194    30,988,166

        Total income               977,136,539    54,520,376    24,909,427    55,740,194     657,053,835   180,293,931    4,618,776

EXPENSE - Payments to parti-
  cipants or beneficiaries         353,680,284    25,027,819    30,544,365    43,268,375     201,247,717    52,602,493      989,515

Net income (loss)                  623,456,255    29,492,557    (5,634,938)   12,471,819     455,806,118   127,691,438    3,629,261

Net transfers between the funds                    9,720,128    11,159,043   (10,065,807)     (4,833,562)  (12,615,767)   6,635,965

NET INCREASE (DECREASE)            623,456,255    39,212,685     5,524,105     2,406,012     450,972,556   115,075,671   10,265,226

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR         $3,034,726,361  $220,237,475  $180,087,718  $341,690,014  $1,774,274,749  $456,260,777  $62,175,628



See notes to financial statements.





                                            -4-

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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1992

                                                                 Fixed       Guaranteed       Stock         Stock
                                                Diversified      Income        Return          Fund          Fund          Loan
ASSETS                              Total           Fund          Fund          Fund            A              B           Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                       $2,584,460,035  $166,469,932  $185,316,790  $346,785,451  $1,472,275,030  $371,997,007  $41,615,825

INCOME:
  Earnings from Investments:
    Dividends                       66,130,762     4,455,919                                  49,190,358    12,484,485
    Interest                        41,150,600       960,279     8,535,357    27,348,913         156,980        75,853    4,073,218
    Net (depreciation) appre-
       ciation in fair value
       of investments              (57,392,286)   14,292,659                                 (55,199,477)  (16,485,468)

      Total earnings (loss)
        from investments            49,889,076    19,708,857     8,535,357    27,348,913      (5,852,139)   (3,925,130)   4,073,218

Contributions:
  Employer                          82,855,062                     101,358                    82,753,704
  Participants                     111,929,222    19,949,577    19,109,100    38,589,057                    34,281,488

      Total contributions          194,784,284    19,949,577    19,210,458    38,589,057      82,753,704    34,281,488

        Total income               244,673,360    39,658,434    27,745,815    65,937,970      76,901,565    30,356,358    4,073,218

EXPENSE - payments to parti-
  cipants or beneficiaries         417,863,289    30,304,839    41,913,057    60,217,065     222,472,032    55,755,500    7,200,796

Net income (loss)                 (173,189,929)    9,353,595   (14,167,242)    5,720,905    (145,570,467)  (25,399,142)  (3,127,578)

Net transfers between the funds                    5,201,263     3,414,065   (13,222,354)     (3,402,370)   (5,412,759)  13,422,155

NET INCREASE (DECREASE)           (173,189,929)   14,554,858   (10,753,177)   (7,501,449)   (148,972,837)  (30,811,901)  10,294,577

NET ASSETS AVAILABLE
  FOR BENEFITS, END OF YEAR     $2,411,270,106  $181,024,790  $174,563,613  $339,284,002  $1,323,302,193  $341,185,106  $51,910,402




See notes to financial statements.
                                            -5-

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
ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1993 AND 1992

1. DESCRIPTION OF THE PLAN

   The following description of the Rockwell International Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. First Interstate Bank of California and National Bank of Detroit serve as trustees for the Plan. The assets of the Plan are managed by the trustees and other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      The Plan is composed of six funds: the Diversified Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B, which invest in or hold the Common Stock and the Class A Common Stock of the Company; and the Loan Fund, representing outstanding participant loan balances.

   b. Participation - Participation in the Plan is extended to substantially all salaried employees of the Company who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Effetive January 1, 1993, as described in Note 6, participants are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% if such compensation exceeds a specified amount.

      Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferral are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

      The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

      A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A
                               -6-
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
      participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

   c. Investment Elections - A participant may elect to have his contributions made (i) entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B or the Guaranteed Return Fund or (ii) equally to any two of these investment funds. Participants may change such investment elections for future contributions in April and October of any year by giving notice to the Company in February and August, respectively.

      A participant may elect once per year (i) to have the total value of his investment in the Diversified Fund converted to units in the Fixed Income Fund or (ii) to have the total value of his investment in the Fixed Income Fund converted to units in the Diversified Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

      Effective April 1, 1993, as described in Note 6, participants may annually elect to transfer a percentage of their Stock Fund B account to the Fixed Income Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock
      Fund B account thereafter.

      A participant, upon attainment of age 65, may irrevocably elect to have
      (i) the total value of his units in Stock Fund A and/or (ii) the total value of his units in Stock Fund B converted to units in the Fixed Income Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the Fixed Income Fund.

      Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, the Prudential Insurance Company of America and New York Like Insurance Company with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                           Guaranteed           Contract
         Periods of Contributions         Annual Return      Expiration Date

      April 1, 1988 - March 31, 1989          8.75%          March 31, 1992
      April 1, 1989 - March 31, 1990          9.05%          March 31, 1993
      April 1, 1990 - March 31, 1991          8.55%          March 31, 1994
      April 1, 1991 - March 31, 1992          8.50%          March 31, 1995
      April 1, 1992 - March 31, 1993          5.16%          March 31, 1994
      April 1, 1993 - March 31, 1994          5.25%          March 31, 1996
      April 1, 1994 - March 31, 1995          5.00%          March 31, 1997

      A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a written notice at least 30 days prior to the contract expiration date, to convert his interest in such contract solely to units in the Diversified Fund or solely to units in the Fixed

      Income Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

   d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

   e. Contributions - The Company's contributions to the Plan equal 75% of the participants' contributions (excluding contributions made to the supplemental deferral or supplemental deduction accounts as discussed in
      Note 6) subject to reductions as the result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof. Active participants age 65 or older may elect to transfer their balances in Stock Fund A to the Fixed Income Fund. Based on this election, future Company contributions applicable to these participants are made in cash directly to the Fixed Income Fund.

   f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that he is suffering from hardship as defined in the Plan.

      All Company contributions through September 30, 1988 became fully vested effective October 1, 1988. Units attributable to all subsequent Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

   g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the

                               -8-
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
      plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age
      65. At September 30, 1993 and 1992, the amounts of such benefit claims payable to retired and terminated participants were approximately $18.7 million and $10.3 million, respectively.

   h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

   i. Loans to Participants - The Plan provides for the granting and administration of loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his vested account balance) from the balance of his account. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to First Interstate Bank of California's prime rate plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

   j. Plan Termination - The Company has the power to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Valuation of Investment Securities - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

    b. Valuation of Guaranteed Annuity Contracts - The guaranteed annuity contracts with insurance companies are valued at contract value (which approximates fair value). Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

    c. Expenses - All costs and expenses of the Plan and its administration except expenses incurred in the acquisition or disposition of
                               -9-
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
       investments and certain insurance company fees which are netted in the GIC rates, are paid by the Company.

3.  UNIT VALUES

    Participation units outstanding at September 30, 1993 and 1992 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                   Units       Participants' Equity Per Unit
                                Outstanding,   September  June   March  December
       Fiscal year 1993         September 30      30       30     31       31

     Diversified Fund            24,564,871     $8.910   $8.647 $8.523  $8.247
     Fixed Income Fund           30,104,985      5.902    5.851  5.802   5.757

     Guaranteed Return Fund:
       5.25% Contract            81,044,117      1.027    1.013
       5.16% Contract            86,561,475      1.079    1.064  1.051   1.038
       8.50% Contract            66,149,762      1.228    1.203  1.178   1.154
       8.55% Contract            60,607,785      1.338    1.310  1.283   1.257
       9.05% Contract                                            1.420   1.390

     Stock Fund A:
       Common Stock             139,259,157      9.262    8.552  7.821   7.468
       Class A Common Stock      51,070,512      9.247    8.541  7.803   7.451

     Stock Fund B:
       Common Stock             220,887,456      1.616    1.491  1.363   1.301
       Class A Common Stock      58,043,378      1.629    1.505  1.375   1.313



                                   Units        Participants' Equity Per Unit
                                Outstanding,   September  June   March  December
       Fiscal year 1992         September 30      30       30      31     31

     Diversified Fund            23,091,351     $7.815   $7.697 $7.557  $7.514
     Fixed Income Fund           30,445,211      5.707    5.652  5.593   5.523

     Guaranteed Return Fund:
         5.16% Contract          84,487,460      1.025    1.012
         8.50% Contract          76,967,325      1.130    1.107  1.084   1.063
         8.55% Contract          69,494,544      1.231    1.206  1.181   1.156
         9.05% Contract          57,786,648      1.360    1.330  1.302   1.273
         8.75% Contract                                          1.405   1.375

     Stock Fund A:
         Common Stock           141,563,350      6.574    5.967  6.091   7.059
         Class A Common Stock    59,380,329      6.552    5.942  6.071   7.037

     Stock Fund B:
         Common Stock           229,036,192      1.146    1.040  1.062   1.229
         Class A Common Stock    66,955,144      1.153    1.045  1.068   1.231

4.  INVESTMENTS EXCEEDING 5% OF NET ASSETS

    The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1993 and 1992 are as follows:

    Description of Investment                1993               1992

    Rockwell International
       Corporation Common Stock         $1,657,913,868     $1,196,063,527

    Rockwell International
       Corporation Common Stock
       Class A                             571,422,528        467,577,869

5.  TAX STATUS

    The Plan obtained its latest determination letter in 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1993. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.  PLAN AMENDMENT

    During December 1992, the Board of Directors of the Company approved an amendment to the Plan effective January 1, 1993. The amendment provides that participants who contribute the maximum 8% of their base compensation under provisions described in Note 1, part b, may also elect to have an additional 1% to 3% of their base compensation, if they are non-highly compensated and 1% to 2% of their base compensation if they are highly compensated, contributed to a Supplemental Deferral Account or Supplemental Deduction Account (as defined in the Plan). Such additional contributions were allowed commencing April 1, 1993. Employees are "highly compensated" if they earned more than $62,345 in 1993, which will be inflation-adjusted in future years.

    Also amended in December 1992, effective April 1, 1993, participants may elect to transfer, one time per year, a percentage of their Stock Fund B account to the Fixed Income Fund. Prior to reaching age 55, 10% of the Stock Fund B balance may be transferred. After reaching age 55, and prior to reaching age 65, 50% of the Stock Fund B balance may be transferred.

    The Plan was amended, effective October 1, 1993, to provide for the payment of all costs and expenses reasonably incurred in the administration of the Plan from the assets of the Plan.

    The Plan was also amended during 1993 to adopt the provisions of the Unemployment Compensation Amendments of 1992.





ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993


         Column B                 Column C             Column D       Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par
    or similar party          or maturity value         Cost       Current Value

DIVERSIFIED FUND

Money Market Funds

*First Interstate         Pacific American Fund U.S.
   Bank of California      Treasury                   $18,561,730   $18,561,730

*National Bank of         NBD Master Trust
   Detroit                 Money Market Treasury Fund   4,201,141     4,201,141

     Total Money Market Funds                          22,762,871    22,762,871

Demand Obligations

*National Bank of Detroit                              13,118,117    13,118,117

Convertible Securities

Ericsson LM Tel Co.       Subordinated debentures,
                            4.25%, dated 6/30/93,
                            matures 6/30/93                80,817       127,844

Common Stocks

Industrial

Abbott Laboratories Corp.          50,000 shares         582,515       1,368,750
Adobe System, Inc.                 12,000 shares         239,153         219,000
Advanced Micro Devices Corp.        8,000 shares         240,824         211,000
Aluminum Co. of America            28,000 shares       1,793,660       1,879,500
Amax, Inc.                         44,000 shares         988,275         973,500
American Brands Inc.               25,000 shares         507,454         812,500
American Home Products Corp.       40,000 shares       1,769,356       2,440,000
Amoco Corp.                         8,000 shares         173,086         462,000
AMP, Inc.                          22,000 shares       1,093,488       1,446,500
Anheuser Busch Cos., Inc.          30,000 shares         617,326       1,376,250
Archer Daniels Midland Co.         10,500 shares         245,530         234,937
Arvin Industries                   10,000 shares         309,536         276,250
Atlantic Richfield Co.              6,000 shares         251,489         686,250
Baxter International, Inc.         61,000 shares       1,354,408       1,357,250
Belden Inc.                         6,000 shares          85,500          85,500
Calmat Company                     15,000 shares         417,277         255,000



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

      Column B                 Column C                  Column D       Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par
    or similar party         or maturity value           Cost     Current Value


Capital Cities, ABC Inc.            1,800 shares      $  829,509      $1,038,600
Caterpillar, Inc.                  34,000 shares       2,001,299       2,686,000
Caremark International, Inc.        7,750 shares          56,420         122,062
Chevron Corp.                      18,000 shares         565,044       1,759,500
Coca Cola Company                 130,000 shares         787,600       5,492,500
Corning, Inc.                      24,000 shares         402,036         804,000
Deere & Company                    10,000 shares         420,750         723,750
Digital Equipment Corp.            40,000 shares       2,231,755       1,470,000
Dow Chemical Co.                   22,500 shares       1,257,865       1,316,250
Dresser Industries, Inc.           13,000 shares         284,983         277,875
Du Pont E I Nemours & Co.          68,000 shares       2,333,989       3,162,000
Eastman Kodak                      30,000 shares       1,303,140       1,781,250
Eaton Corporation                  21,400 shares         565,356       1,088,725
Eli Lilly & Co.                    31,200 shares       1,821,416       1,560,000
Emerson Electric Co.               10,000 shares         586,850         588,750
Engelhard Corp.                    12,000 shares         280,559         316,500
Ericsson L M Telephone Co.         62,000 shares       1,510,741       3,332,500
Exxon Corp.                        32,000 shares       1,644,130       2,096,000
FMC Corporation                     8,000 shares         375,099         393,000
Ford Motor Company                 55,000 shares       1,359,310       3,038,750
General Electric Co.               38,000 shares       1,036,020       3,643,250
General Motors Corporation         27,000 shares         985,977       1,127,250
Georgia Pacific Corp.              10,500 shares         649,393         653,625
Gillete Company                    25,000 shares       1,452,290       1,437,500
Grace W R & Company                10,000 shares         395,862         346,250
Harcourt General, Inc.             36,000 shares         791,672       1,615,500
Harnischfeger Industries           16,000 shares         298,958         310,000
Harsco Corp.                       30,000 shares         843,453       1,301,250
H J Heinz Company                  35,000 shares         810,404       1,246,875
Hewlett Packard Co.                 9,000 shares         504,709         615,375
Intel Corp.                        55,750 shares         774,007       3,944,312
Johnson & Johnson                  46,000 shares       1,650,685       1,811,250
K Mart Corporation                 40,000 shares         670,188         970,000
Kellogg Company                    36,000 shares         740,569       1,782,000
Knight Ridder, Inc.                 2,500 shares         139,725         130,625
Lockheed Corp.                     20,000 shares         862,913       1,270,000
LSI Logic Corp.                    40,000 shares         314,396         675,000
Manpower, Inc.                     85,000 shares       1,243,443       1,328,125
May Department Stores Co.          45,000 shares         792,895       1,957,500
Medtronic, Inc.                    15,000 shares         298,862       1,016,250
Merck & Co., Inc.                  80,000 shares       1,477,890       2,460,000
Minnesota Mining & Mfg.            20,800 shares       1,271,664       2,139,800
Mobil Corp.                        28,000 shares         775,613       2,285,500


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         Column B                 Column C              Column D       Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par
    or similar party          or maturity value           Cost     Current Value

Monsanto Company                   10,000 shares      $  572,615     $  655,000
Morrison Knudsen Corp.             16,000 shares         359,498        398,000
Motorola, Inc.                     34,550 shares         842,336      3,489,550
National Semiconductor Corp.       55,000 shares         483,619      1,141,250
News Corporation Ltd.              15,000 shares         522,510        845,624
Northrop Corp.                     30,000 shares         766,964      1,053,750
Olin Corporation                   15,000 shares         670,935        633,750
J C Penny Company                  20,000 shares         535,220        937,500
Pennzoil Co.                       12,000 shares         251,134        762,000
Pepsico, Inc.                      75,000 shares         889,159      2,943,750
Perkin Elmer Co.                   14,000 shares         511,745        441,000
Pfizer Inc.                        30,000 shares       2,143,150      1,785,000
Phelps Dodge Corporation           15,000 shares         692,625        596,250
Phillip Morris Companies, Inc.     90,000 shares       1,048,785      4,128,750
Polaroid Corporation               32,000 shares       1,063,267      1,080,000
PPG Industries, Inc.               15,000 shares         290,213        978,750
Price Company                       4,500 shares         154,838        170,437
Proctor & Gamble Co.               40,000 shares         643,818      1,900,000
Puritan Bennett Corp.              12,000 shares         319,242        204,000
Reader's Digest Association, Inc.  15,000 shares         607,425        566,250
Sara Lee Corp.                     50,000 shares       1,312,185      1,181,250
Santa Anita Reality Enterprises    15,000 shares         266,294        286,875
Schlumberger Limited               10,000 shares         632,024        666,250
Scott Paper Company                16,000 shares         521,850        522,000
Sears Roebuck & Co.                21,000 shares         568,549      1,131,375
Sony Corporation                    5,500 shares         183,048        234,437
Stratus Corporation, Inc.          13,000 shares         443,047        315,250
Sunstrand Corporation               8,000 shares         305,281        309,000
Tandem Computers, Inc.            104,000 shares       1,506,033      1,274,000
Tektronix, Inc.                    11,000 shares         165,752        264,000
Tele Communication, Inc.           25,000 shares         387,996        625,000
Teledyne, Inc.                     40,000 shares         897,200      1,100,000
Temple-Inland, Inc.                27,942 shares         560,522      1,145,622
Texas Instruments, Inc.            39,500 shares       1,428,208      2,982,250
Timken Company                     15,000 shares         474,326        446,250
Toys R Us                          15,000 shares         572,775        553,125
Union Camp Corp.                   20,000 shares         765,586        847,500
United States Shoe Corp.           12,000 shares         150,600        123,000
United Technologies Corp.          15,000 shares         547,320        832,500
Unitrin, Inc.                      17,090 shares          59,929        756,232
Unocal Corp.                       39,500 shares       1,020,691      1,115,875
Upjohn Company                     59,500 shares       1,933,280      1,695,750
USX US Steel Group                 25,000 shares         663,751        800,000


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         Column B                 Column C               Column D       Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par
    or similar party          or maturity value        Cost       Current Value

Walgreen Company                   15,000 shares      $  605,670     $  560,625
Wal Mart Stores, Inc.              35,000 shares         923,700        861,875
Walt Disney Company                25,000 shares         637,937        943,750
Warner Lambert Co.                 12,000 shares         438,875        793,500
Westvaco Corp.                     20,000 shares         602,795        675,000
Weyerhaeuser Co.                   25,000 shares         620,750      1,018,750
Whirlpool Corp.                    20,000 shares         549,038      1,177,500
Xerox Corporation                  20,000 shares       1,181,229      1,462,500

     Total Industrial                                $84,363,655   $132,611,088


Transportation

American President Co., Ltd.      20,000 shares          602,143        960,000
AMR Corp.                         32,250 shares        1,900,434      2,100,281
Canadian Pacific Ltd.             21,000 shares          255,141        330,750
CSX Corporation                   14,000 shares          343,247      1,086,750
Delta Air Lines, Inc.             22,000 shares        1,329,995      1,146,750
Federal Express Corp.             55,000 shares        2,532,633      3,403,125
Norfolk Southern Corp.            28,000 shares        1,169,932      1,911,000
Skyline Corp.                     20,000 shares          366,010        337,500

     Total Transportation                              8,499,535     11,276,156


Public Utilities

American Telephone & Telegraph    25,000 shares        1,103,285      1,471,875
Central Maine Power Co.           35,000 shares          683,211        778,750
Communications Satellite Corp.    60,000 shares          989,401      1,710,000
Detroit Edison Co.                20,000 shares          346,518        687,500
Peoples Energy Corp.              35,000 shares          569,744      1,115,625
Telephone & Data Systems Inc       7,500 shares          294,225        395,625
Texas Utilities Co.               15,000 shares          399,349        688,125
U. S. West, Inc.                  20,000 shares          531,290        985,000

     Total Pubic Utilities                             4,917,023      7,832,500


Finance

AETNA Life & Casualty Co.         20,000 shares        1,138,128      1,200,000
American Express Company          35,000 shares          860,846      1,255,625


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         Column B                 Column C                Column D     Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par
    or similar party          or maturity value           Cost     Current Value

American General Corp.            65,064 shares      $ 1,221,168    $ 2,130,846
AON Corp.                         20,000 shares          463,500      1,115,000
Argonaut Group, Inc.              21,054 shares          155,076        700,045
Bankamerica Corp.                  6,000 shares          280,093        264,000
Bankers Trust New York Corp.      16,000 shares          692,466      1,280,000
Beneficial Corp.                  16,000 shares          289,281        927,000
Citicorp                          23,000 shares          786,640        876,875
Federal National Mortgage Assoc.  14,000 shares        1,126,435      1,102,500
First Bank System, Inc.           35,000 shares          721,927      1,163,750
Geico Corp                         2,500 shares          131,173        136,875
General RE Corp.                   9,500 shares          865,517      1,168,500
Great Western Financial Corp.     45,000 shares          806,090        883,125
H F Ahmanson & Co.                45,000 shares          830,225        894,375
Household International, Inc.     14,000 shares          353,829      1,090,250
J P Morgan & Co.                  15,000 shares          264,830      1,175,625
Lincoln National Corp.            26,000 shares          604,325      1,215,500
Marsh & McLennan Companies Inc.    7,500 shares          633,872        654,375
Merrill Lynch & Company           12,000 shares          766,848      1,176,000
Nationsbank Corporation           13,500 shares          685,522        695,250
Transamerica Corp.                20,000 shares          668,621      1,172,500
Wells Fargo & Co.                 10,000 shares          551,505      1,263,750

     Total Finance                                    14,897,917     23,541,766


Foreign

British Telecommunication
  PLC AD                          15,000 shares          881,758        990,000
Hanson PLC Sponsored ADR          45,000 shares          623,775        826,875
Reuters Holdings PLC ADR          13,000 shares          570,843        898,625
Royal Dutch Petroleum Company     31,000 shares        1,597,451      3,150,380
Ultramar Corp.                    50,000 shares          851,580      1,250,000
Vodafone Group PLC Sponsored ADR  14,000 shares          877,179      1,069,250

     Total Foreign                                     5,402,586      8,185,130

     Total Common Stock                              118,062,716    183,446,640

TOTAL INVESTMENTS - Diversified Fund                $154,024,521   $219,455,472






ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993


         Column B                   Column C             Column D       Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par
    or similar party            or maturity value         Cost     Current Value

FIXED INCOME FUND

Certificates of Deposit

American Express         $5,000,000 par value,
 Cent. Bank                3.21875% due October 15, 1993 $5,000,000   $5,000,000

American Express         $5,000,000 par value, 3.1875%,
 Cent. Bank                due October 4, 1993            5,000,000    5,000,000

American Express         $5,000,000 par value, 3.1875%,
 Cenral Bank               due October 29, 1993           5,000,000    5,000,000

Bank of Hawaii           $10,000,000 par value, 3.15625%,
                           due November 18, 1993         10,000,000   10,000,000

Bank of Hawaii           $5,000,000 par value, 3.15625%,
                           due December 18, 1993          5,000,000    5,000,000

Commerica                $15,000,000 par value, 3.21875%,
                           due October 20, 1993          15,000,000   15,000,000

First Deposit Bank       $5,000,000 par value, 3.46%,
                           due January 14, 1994           5,000,000    5,000,000

First Deposit Bank       $5,000,000 par value, 3.5%,
                           due February 7, 1994           5,000,000    5,000,000

Harris Bank              $10,000,000 par value, 3.2175%,
                           due October 6, 1993           10,000,000   10,000,000

Huntington National      $5,000,000 par value, 3.375%,
 Bank                       due February 2, 1994          5,000,000    5,000,000

Nations Bank             $5,000,000 par value, 3.280%,
                           due January 18, 1994           5,000,000    5,000,000

Nations Bank             $10,000,000 par value, 3.340%,
                           due December 30, 1993         10,000,000   10,000,000

*National Bank of        $5,000,000 par value, 3.1%,
 Detroit                    due October 19, 1993          5,000,750    5,000,750



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993


         Column B                   Column C              Column D      Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par
    or similar party            or maturity value         Cost     Current Value

FIXED INCOME FUND

Certificates of Deposit

*National Bank of       $10,000,000 par value, 3.180%,
 Detroit                  due October 1, 1993         $10,000,000    $10,000,000

Rep National Bank       $5,000,000 par vale, 3.180%,
                          due January 18, 1994          5,000,735      5,000,735

Wachovia Georgia        $10,000,000 par value, 3.250%,
                          due February 4, 1994         10,000,000     10,000,000

     Total Certificates of Deposit                   $115,001,485   $115,001,485


Money Market Funds

*First Interstate Bank   Pacific American Fund
  of California            U.S. Treasury                 3,103,776     3,103,776


Commercial Paper

Corestates              $6,073,557 par value, 3.210%,
                          due February 23, 1994          5,977,701     5,977,701

Federal Farm            $5,000,000 par value,
                          due December 8, 1993           4,951,933     4,951,933

Federal HM              $5,000,000 par value,
                          due January 27, 1994           4,932,400     4,932,400

Federal National Mtg.   $5,000,000 par value,
                          due January 10, 1994           4,933,730     4,933,730

Federal National Mtg.   $5,000,000 par value,
                          due December 23, 1993          4,922,222     4,922,222

US Bank of Washington   $5,000,000 par value, 3.1%,
                          due October 27,1993            2,954,791     2,954,791

     Total Commercial Paper                             28,672,777    28,672,777


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         Column B                   Column C              Column D     Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par
    or similar party            or maturity value          Cost    Current Value


Corporate Bonds

First National Bank    $10,000,000 par value, 3.3%,
 Chicago                 due January 21, 1994         $10,000,000    $10,001,400

Huntington National    $7,000,000 par value, 3.2%,
 Bank                    due February 3, 1994           6,994,064      6,998,040

JP Morgan              $5,000,000 par value, 3.7%,
                         due January 14, 1994           5,008,150      5,003,150

                       $10,000,000 par value, 3.250%,
                         due November 11, 1993         10,000,389     10,002,500

     Total Corporate Bonds                             32,002,603     32,005,090

TOTAL INVESTMENTS - Fixed Income Fund                $178,780,641   $178,783,128

GUARANTEED RETURN FUND

Money Market Funds

*First Interstate Bank    Pacific American Fund
  of California            U.S. Treasury                  1,086,832    1,086,832

Group Annuity Contracts

GIC Prudential Insurance  Contract No. 6398-211, 8.550%  81,559,925   81,559,925

GIC Prudential Insurance  Contract No. 6398-212, 8.50%   81,813,089   81,813,089

GIC Prudential Insurance  Contract No. 6398-215, 5.160%  94,130,212   94,130,212

New York Life             Contract No. 06719, 5.250%     83,097,910   83,097,910

     Total Group Annuity Contracts                      340,601,136  340,601,136

TOTAL INVESTMENTS - Guaranteed Return Fund             $341,687,968 $341,687,968







ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993


         Column B                   Column C            Column D     Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par
    or similar party            or maturity value         Cost     Current Value

STOCK FUND A

Common Stocks - Domestic

*Rockwell International
 Corporation              36,051,375 shares         $697,225,417  $1,298,360,700

*Rockwell International
 Corporation - Class A    13,218,142 shares          126,015,356     475,853,112

     Total Common Stock                              823,240,773   1,774,213,812


Money Market Funds

*First Interstate Bank    Pacific American Fund
 of California              U.S. Treasury                554,534         554,534

TOTAL INVESTMENTS - Stock Fund A                    $823,795,307  $1,774,768,346


STOCK FUND B

Common Stocks - Domestic

*Rockwell International
 Corporation               9,986,488 shares         $216,164,472   $ 359,553,168

*Rockwell International
 Corporation-Class A       2,654,706 shares           31,419,475      95,569,416

     Total Common Stock                              247,583,947     455,122,584


Money Market Funds

*First Interstate Bank      Pacific American Fund
 of California               U.S. Treasury             1,170,437       1,170,437

TOTAL INVESTMENTS - Stock Fund B                    $248,754,384    $456,293,021





ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993


         Column B                   Column C            Column D     Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par
    or similar party            or maturity value         Cost     Current Value


LOAN FUND

*Loans to Participants

Loans                    Various loans; 7.5% to 11%,
                          due 12 to 120 months from
                          date of loan                $62,116,067    $62,116,067


Money Market Funds

*First Interstate Bank   Pacific American Fund U.S.
 of California            Treasury                         59,429         59,429

TOTAL INVESTMENTS - Loan Fund                         $62,175,496    $62,175,496

TOTAL INVESTMENTS - ALL FUNDS                      $1,809,218,317 $3,033,163,431





*Party-in-interest





















ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1993

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


       Column A                 Column B             Column C     Column D      Column E       Column F       Column G
                                                                                  Total
      Identity of                                    Number of    Number of   Dollar Value    Total Dollar    Net Gain
    Party Involved         Description of Asset      Purchases      Sales     of Purchases   Value of Sales   or (Loss)

National Bank of Detroit   Money Market Fund            314          138      $ 22,671,572    $ 24,710,473    $

First Interstate           Pacific American Fund
  Bank of California          U.S. Treasury             541          721       689,289,096     676,026,077

Rockwell International
  Corporation              Common Stock                 407            4       156,128,500       8,510,482      3,183,923





                                           -22-
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                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan
Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                           ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN



                                          By    Alfred J. Spigarelli

                                                Alfred J. Spigarelli
                                                 Plan Administrator



Date:  March 22, 1994














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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-32662 of Rockwell International Corporation on Form S-8 of our report dated December 13, 1993, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for the year ended
September 30, 1993.




Deloitte & Touche
Pittsburgh, Pennsylvania
March 22, 1994






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